UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1 )

First Savings Financial Group, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

33621E109
(CUSIP Number)

Martin S. Friedman, 1313 Dolley Madison Blvd., Ste 306
McLean, VA. 22101
703-875-8374
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

8/11/2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. _______33621E109_____

1. Name of Reporting Persons: FJ Capital Long/Short Equity Fund LLC

2. Check the Appropriate Box If a Member of a Group	a.[x]
b.[ ]

3. SEC Use Only

4. Source of Funds: WC

5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6. Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With

7. Sole Voting Power 79,352

8. Shared Voting Power

9. Sole Dispositive Power 79,352

10. Shared Dispositive Power

11. Aggregate Amount Beneficially Owned by Each Reporting Person 79,352

12. Check If the Aggregate Amount in Row 11 Excludes Certain Shares	[ ]

13. Percent of Class Represented by Amount in Row 11 3.35%

14. Type of Reporting Person PN

CUSIP No. _______33621E109_____

1. Name of Reporting Persons: Compo Investments Partners LP

2. Check the Appropriate Box If a Member of a Group	a.[x]
b.[ ]

3. SEC Use Only

4. Source of Funds: WC

5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6. Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With

7. Sole Voting Power 10,008

8. Shared Voting Power

9. Sole Dispositive Power 10,008

10. Shared Dispositive Power

11. Aggregate Amount Beneficially Owned by Each Reporting Person 10,008

12. Check If the Aggregate Amount in Row 11 Excludes Certain Shares	[ ]

13. Percent of Class Represented by Amount in Row 11 .423%

14. Type of Reporting Person OO

CUSIP No. _______33621E109_____

1. Name of Reporting Persons: Martin S Friedman

2. Check the Appropriate Box If a Member of a Group	a.[x]
b.[ ]

3. SEC Use Only

4. Source of Funds PF, WC

5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6. Citizenship or Place of Organization: Virginia

Number of Shares Beneficially Owned by Each Reporting Person With

7. Sole Voting Power 159,285

8. Shared Voting Power

9. Sole Dispositive Power 159,285

10. Shared Dispositive Power

11. Aggregate Amount Beneficially Owned by Each Reporting Person 159,285

12. Check If the Aggregate Amount in Row 11 Excludes Certain Shares	[ ]

13. Percent of Class Represented by Amount in Row 11 6.73%

14. Type of Reporting Person IN

Item 1. Security and Issuer

This statement on Schedule 13-D is filed on behalf of FJ Capital Long/Short Equity Fund LLC, a Delaware limited Liability company (“FJ Capital LLC”), Martin S. Friedman, the managing member of FJ Capital, LLC and Compo Investments Partners LP (“Compo”), collectively the “reporting persons” with respect to the Reporting Persons’ beneficial ownership of shares of Common stock (“the shares”) of First Savings Financial Group, Inc, a Indiana corporation (“the issuer”) is herby amended as set forth below: such statement on Schedule 13D is hereinafter referred to as the “Schedule 13D”. Terms used herein which are defined in the Schedule 13D shall have their respective meanings set forth in the Schedule 13D.

This Statement relates to the common stock of First Savings Financial Group, Inc. (the “company”), an Indiana corporation, the principal office of which is located at 501 East Lewis & Clark Parkway, Clarksville, Indiana 47129.

Item 2. Identity and Background

(a)-(c)	This statement is filed by FJ Capital LLC, with respect to the shares of Common Stock beneficially owned by it, shares of Common Stock owned individually by Martin S. Friedman and shares owned by Compo Investments Partners LP.

The business address of FJ Capital LLC is 1313 Dolley Madison Blvd., Ste 306, McLean, VA 22101.

The principal employment of FJ Capital LLC is a private investment partnership engaged in the purchase and sale of securities for its own account. Martin S. Friedman is the managing member of FJ Capital LLC.

(d)	During the past five years, Martin S Friedman or FJ Capital LLC have not been convicted in a criminal proceeding (Excluding traffic violations or similar misdemeanors)

(e)	During the past five years, Martin S Friedman or FJ Capital LLC has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or Sate securities laws or finding any violation with respect to such laws.

(f)	Martin S. Friedman is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

All purchases by Martin S Friedman have been made with personal funds, and or including funds from Martin S Friedman individual retirement accounts as well as funds from custodian accounts of children. All purchases made by FJ Capital, LLC have been made with working capital including funds that were borrowed via margin account loans. All purchases made by Compo Investments partners are provided through working capital including funds that were borrowed via margin account loans.

Item 4. Purpose of Transaction

The purpose of the acquisition of shares of common stock of the company by members of the Group is to profit from appreciation in the market price of the shares of Common Stock and through the payment of dividends.

Item 5. Interest in Securities of the Issuer

All percentages given for ownership of the outstanding common stock are based on 2,365,209 shares of common stock outstanding as of July 31, 2011, as reported on the company’s Form 10-Q for the quarter ended June 30, 2011.

(a)	As of the date of this filing, the reporting persons beneficially own an aggregate of 159,285 shares of the common stock representing 6.73% of the outstanding shares.
(b)	The reporting person’s posses sole power to vote and dispose of an aggregate of 159,285 shares of common stock.

The reporting persons possess shared power to vote/dispose of an aggregate of 159,285 shares of common stock.

(c)	A. Within the past sixty days, FJ Capital Long/Short equity fund purchased 25,788 shares of common stock for a total of $400,290.67.

1.	7/05/11 purchased 3,288 shares at $15.547 for a total of $51,151.42
2.	8/11/11 purchased 22,500 shares at 15.507 for a total of $349,139.25

(d)	Because he is the managing member of FJ Capital LLC, Martin S. Friedman has the power to direct the affairs of FJ Capital LLC.

Item 6. Contract, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as otherwise described herein, there are no agreements, arrangements, understandings or relationships relating to any securities of the Company, including the common stock, including with respect to the transfer of voting thereof.

Item 7.  Materials to Be Filed as Exhibits

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 8/18/2011 Date: 8/18/2011 Date: 8/18/2011

By: /s/

Name: Martin S Friedman

Managing Member FJ Capital LLC

By: /s/_____________________

Martin S. Friedman, Individually

By: /s/_______________________

Martin S. Friedman, Investment Manager, Compo Investments

Partners LP

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C, 1001)